SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                          Three year period ending 2004

                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

          Statement Pursuant to Section 12(i) of Public Utility Holding
              Company Act of 1935 by a Person Regularly Employed or
            Retained by a Registered Holding Company or a Subsidiary
         Thereof and Whose Employment Contemplates Only Routine Expenses
                           as Specified in Rule 71(b)


      1.    Name and business address of person filing statement.

            Cadwalader, Wickersham & Taft, LLP, 1201 F Street, NW, Washington, DC 20004.

      2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.
            Mark C. Ellenberg

      3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

            Enron Corp and its subsidiaries ("Enron").

      4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

            Cadwalader is special counsel to Enron Corp. and certain of its subsidiaries in their capacities as debtors in chapter 11 cases pending in the United States Bankruptcy Court for the Southern District of New York. As special counsel, Cadwalader is primarily responsible for trading issues. To the extent that Federal Energy Regulatory Commission proceedings concerning Enron involve trading activities, Cadwalader may, from time to time, be asked to discuss related bankruptcy issues with FERC staff. Lead counsel for Enron on the matters is Leboeuf, Lamb, Greene & MacRae, LLP.

      5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3.

            During the current year, Cadwalader has not received any compensation from Enron for activities within the scope of Rule 71(b). Future activities within the scope of Rule 71(b), if any, will be paid for at normal hourly rates and are expected to be deminimis.

            (b)   Basis for compensation if other than salary.

                  Hourly billing rates plus routine expenses.

     6. Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

            (a)   Total amount of routine expenses charged to client:

                  none

            (b)   Itemized list of all other expenses:

                  none

                                         Cadwalader, Wickersham & Taft, LLP


Date:  April 8, 2004                     By: /s/ Mark C. Ellenberg
       -------------------                  -------------------------------
                                            Mark C. Ellenberg
                                            Partner